UNITEDSTATES

SECURITIES AND EXCHANGE COMMISSION

21002164

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

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SEC Mail Processing Section

MAR 02 2021

Washington DC

413

SEC FILE NUMBER
8-0001120009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hyde Park Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 North Franklin Street, 2nd Floor

(No. and Street)

Tampa	FL	33602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M. McDonald III (813) 383-0202

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Prida, Guida, Perez, P.A.

(Name – *if individual, state last, first, middle name*)

1106 North Franklin Street	Tampa	FL	33602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John M. McDonald III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hyde Park Capital Advisors, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNY LYNN PELLETIER
MY COMMISSION # GG 970719
EXPIRES: July 16, 2024
Bonded Thru Notary Public Underwriters

Signature

Senior Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2020

HYDE PARK CAITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
TABLE OF CONTENTS
DECEMBER 31, 2020

PRIDA, GUIDA & PEREZ, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
1106 N. FRANKLIN STREET
TAMPA, FLORIDA 33602
TELEPHONE: (813) 226-6091
FAX: (813) 229-7754

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Directors
of Hyde Park Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hyde Park Capital Advisors, LLC as of December 31, 2020, the related statements of operations and changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Hyde Park Capital Advisors, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Hyde Park Capital Advisors, LLC's management. Our responsibility is to express an opinion on Hyde Park Capital Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Hyde Park Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information on pages 10 – 13 has been subjected to audit procedures performed in conjunction with the audit of Hyde Park Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of Hyde Park Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Prida, Guida & Perez

We have served as Hyde Park Capital Advisors, LLC's auditor since 2020.

Tampa, Florida
February 23, 2021

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	79,850
Accounts Receivable		20,000
Furniture and equipment, net		10,464
Prepaid expenses and other assets		19,202
	$	129,516

LIABILITIES AND MEMBER'S EQUITY

Accounts payable, trade	$	20,915
Member's equity		108,601
	$	129,516

See notes to the financial statements.

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
STATEMENT OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2020

REVENUES	
Investment banking	$ 1,564,500
EXPENSES	
Employee compensation and benefits	664,953
Managing directors' compensation and benefits	753,199
Business development expenses	39,448
Office expenses	219,096
Other expenses	23,591
Occupancy expenses	112,686
Professional fees	228,549
Total expenses	2,041,522
NET LOSS	(477,022)
MEMBER'S EQUITY AT BEGINNING OF YEAR	221,493
MEMBER'S CONTRIBUTIONS	386,130
MEMBER'S DISTRIBUTIONS	(22,000)
MEMBER'S EQUITY AT END OF YEAR	$ 108,601

See notes to the financial statements.

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (477,022)
Adjustments to reconcile net income to net cash used for operating activities	
Depreciation expense	8,040
Changes in operating assets and liabilities:	
Accounts receivable	(20,000)
Prepaid expenses and other assets	9,368
Accounts payable, trade	(4,936)
Net cash used for operating activities	(484,550)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of furniture and equipment	(2,832)
Net cash used for operating activities	(2,832)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's contributions	386,130
Member's distributions	(22,000)
Net cash used by financing activities	364,130
DECREASE IN CASH	(123,252)
CASH AT BEGINNING OF YEAR	203,102
CASH AT END OF YEAR	$ 79,850

See notes to the financial statements.

1. DESCRIPTION OF BUSINESS

Hyde Park Capital Advisors, LLC (the "Company") is a Florida limited liability company that is wholly-owned by Hyde Park Capital Partners, LLC (the "Member"). As of December 31, 2020, Hyde Park Capital Partners, LLC has two members, each of whom has the same rights, privileges, and liabilities.

Operations commenced on January 7, 2000. The corporate headquarters is located in Tampa, Florida. The Company was formed to provide investment banking services to middle market, private and public companies throughout the United States. The Company is a broker dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company are prepared under the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Management Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with GAAP. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash

Cash is maintained at major financial institutions and, at times, balances may exceed federally insured limits. The Company has never experienced any losses related to these balances. The Company had no amounts on deposit in excess of federally insured limits at December 31, 2020.

Accounts Receivable

Accounts receivable are billed based on the terms of the individual contracts with the Company's customers. An account is considered past due if not paid within 30 days of the invoice date. An allowance for doubtful accounts is estimated on a specific identification basis considering the financial condition of the customer and other specific facts and circumstances. Accounts receivable are written off when they are determined to be uncollectible. As of December 31, 2020, no allowance for doubtful accounts has been established.

2. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Furniture and Equipment

Furniture and equipment are recorded at cost. Depreciation is primarily calculated by the straight-line method over the estimated useful lives of the assets, generally ranging from three to seven years. Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. When furniture and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation account are relieved, and any gain or loss is included in operations.

Revenue Recognition

The Company undertakes the five-step process prescribed by ASC 606 by identifying the contract, identifying the performance obligations, determining the transaction price, allocating the transaction price, and recognizing revenue as the performance obligations are satisfied. Investment banking revenue consists of fairness opinion, advisory and success fees. Advisory fees are recognized over time as the related performance obligations are satisfied. Success fees and fairness opinion fees are recognized at a point in time when a transaction is consummated, or fairness opinion is rendered within the terms of the agreement.

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the clients. A good or service is transferred to a client when, or as, the client obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the client. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the client obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). The following provides detailed information on the recognition of revenues from contracts with clients:

Clients are provided with three primary types of services: financial advisory services, private capital raising, and fairness opinions. Financial advisory services are mainly services provided to clients with respect to a merger or acquisition transaction. Most of these transactions are a sale of a majority or all of a client's assets or stock to a strategic buyer or a sale of a majority or minority of a client's assets or stock to a financial buyer such as a private equity fund in a highly structured recapitalization transaction. For financial advisory services the Company is typically paid a non-refundable retainer, either all at the start of the engagement or over time, and a success fee if and when a transaction is successfully closed. Revenue is recognized over time for the advisory portion of the engagement as performance obligations are satisfied over time. Revenue is recognized at a point in time for the success fee portion of the engagement if and when the performance obligation is satisfied at a successful closing of a transaction. It is typical that all retainers paid up until the success fee is earned are credited against the success fee, subject to the minimum success fee per terms of the client contract. Private capital raising services include the private placement of equity and debt. Revenue recognition for private capital raising services are the same as for financial advisory services for the retainer portion and the success fee portion. Finally, fairness opinion fee

revenue is recognized at a point in time when the Company satisfies the performance obligation when it renders a fairness opinion to a client.

Advertising and Marketing Costs
Advertising and marketing costs are expensed as incurred. Advertising and marketing costs for the year ended December 31, 2020, amounted to $13,619.

Income Taxes
The Company is treated as a partnership for income tax purposes. As a result, the member will report the entire taxable income on its income tax return. Therefore, no provision for income taxes has been included in these financial statements.

3. FURNITURE AND EQUIPMENT

As of December 31, 2020, furniture and equipment and the related accumulated depreciation consisted of the following:

Computer equipment & software	$ 65,075
Office equipment	14,723
Furniture	8,170
	87,968
Accumulated depreciation	(77,504)
	$ 10,464

Depreciation expense amounted to $8,040 for the year ended December 31, 2020.

4. RETIREMENT PLAN

The Company sponsors a contributory profit-sharing plan for all employees who have completed one year of service. Contributions to the plan are discretionary. During the year ended December 31, 2020, the Company made $118,911 in contributions.

5. RELATED PARTY TRANSACTIONS

In May 2006, the building which houses the principal executive offices was purchased by Hyde Park Capital Building, LLC, a company wholly-owned by the member and an affiliate of the Company. During 2010, the Company entered into an expense sharing agreement with the member to reimburse the member for a portion of the expenses incurred by the affiliate company. This agreement is reviewed and updated annually. Under the 2020 agreement, the Company recorded expense of $51,800, which is included in occupancy expenses on the accompanying statement of operations and changes in member's equity.

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1). At December 31, 2020, the Company had net capital of $58,935, which was $53,935 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was .35-to-1.

7. REVENUES FROM CONTRACTS WITH CLIENTS

The following table presents the Company's revenues from contracts with customers by business activity for the period ended December 31, 2020.

	Success Fees	Advisory Fees	Fairness Opinion	TOTAL
Services transferred at a specific time	$1,322,000	$0	$0	$1,322,000
Services transferred over time	$0	$242,500	$0	$242,500
TOTAL	$1,322,000	$242,500	$0	$1,564,500

8. SUBSEQUENT EVENTS

The Company has evaluated events through February 24, 2020, the date which the financial statements were available to be issued and has determined that there were no events or transactions during such period which would require recognition or disclosure to the financial statements.

SUPPLEMENTARY INFORMATION

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

NET CAPITAL	
Total member's equity	$ 108,601
Deduct member's equity not allowable for net capital	-
Total member's equity qualified for net capital	108,601
Add: Subordinated borrowings allowable in computation of net capital	-
Add: Other (deductions) or allowable credits-deferred income taxes payable	-
Total capital and allowable subordinated borrowings	108,601
Deductions and/or charges:	
Non-allowable assets:	
Prepaid expenses and other assets	39,202
Furniture and equipment, net	10,464
Total deductions and/or charges	49,666
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS (TENTATIVE NET CAPITAL)	58,935
HAIRCUTS ON SECURITIES	-
TOTAL NET CAPITAL	$ 58,935
AGGREGATE INDEBTEDNESS	
Items included in statement in financial condition:	
Accounts payable, trade	$ 20,915
Computation of basic net capital requirement:	
Minimum net capital required based upon aggregate indebtedness (which is calculated as 6 and 2/3% of aggregate indebtedness	$ 1,394
Minimum net capital required	$ 5,000
Excess net capital	$ 53,935
Ratio: aggregate indebtedness to net capital	35%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2020.

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
SCHEDULE II – COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

The Company is claiming an exemption from Rule 15c3-3 under footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3.

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

The Company is claiming an exemption from Rule 15c3-3 under footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3.

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
SCHEDULE IV – SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
DECEMBER 31, 2020

The Company is claiming an exemption from Rule 15c3-3 under footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3.

PRIDA, GUIDA & PEREZ, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
1106 N. FRANKLIN STREET
TAMPA, FLORIDA 33602
TELEPHONE: (813) 226-6091
FAX: (813) 229-7754

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S STATEMENT OF EXEMPTION UNDER RULE 15C3

To the Managing Directors of
Hyde Park Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption, in which Hyde Park Capital Advisors, LLC (the "Company") identified that it is considered a "Non-Covered Firm" exempt from provisions of 17 C.F.R. §15c3-3 and is filing its Statement of Exemption relying on footnote 74 to SEC Release 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company conducts business activities involving mergers and acquisitions, capital raising and other financial advisory needs for middle-market public and private companies. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended December 31, 2020, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hyde Park Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Prida, Guida & Perez

Tampa, Florida
February 23, 2021

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
MANAGEMENT'S STATEMENT OF EXEMPTION UNDER SEC RULE 15C3-3
DECEMBER 31, 2020

CUSTOMER PROTECTION RULE
EXEMPTION REPORT

The SEC issued Footnote 74 in July, providing a much needed alternative, specifically for firms engaging in capital raising activities (often Capital Acquisition Brokers). The guidance refers to such broker-dealers as "Non-Covered Firms." Non-Covered Firms that solely engage in Non-Covered Firm activities are no longer characterized as exempt under Rule 15c3-3(k), and thus no longer subject to any Rule 15c3-3 requirements, according to the footnote. Any broker-dealer that determines itself to be a Non-Covered Firm engaging in Non-Covered Firm activities may ask FINRA to amend its FINRA membership agreement to reflect this change.

After a review of our exemption provision options of SEA Rule 15c3-3, Hyde Park Capital Advisors, LLC is submitting this request for an update to its membership agreement. Hyde Park Capital Advisors, LLC conducts business activities involving mergers and acquisitions, capital raising and other financial advisory needs for middle-market public and private companies. We do not accept customer funds or securities and will not have possession of any customer funds or securities in connection with our activities. During the reporting period (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Therefore, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3. We are thus requesting that the firm's membership agreement be updated to reflect us under the "Non-Covered Firm" provision.

I affirm that to my best knowledge and belief, this Exemption Report is true and correct.

John M McDonald III
Senior Managing Director/ Compliance Officer
December 31, 2020

PRIDA, GUIDA & PEREZ, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
1106 N. FRANKLIN STREET
TAMPA, FLORIDA 33602
TELEPHONE: (813) 226-6091
FAX: (813) 229-7754

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Managing Directors of
Hyde Park Capital Advisors, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Hyde Park Capital Advisors, LLC and the SIPC, solely to assist you and SIPC in evaluating Hyde Park Capital Advisors, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Hyde Park Capital Advisors, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Hyde Park Capital Advisors, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Hyde Park Capital Advisors, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Prida, Guida & Perez

Tampa, Florida
February 23, 2021

HYDE PARK CAPITAL ADVISORS, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HYDE PARK CAPITAL PARTNERS, LLC)
GENERAL ASSESSMENT RECONCILIATION / SCHEDULE OF
ASSESSMENT AND PAYMENTS (FORM SIPC-7)
DECEMBER 31, 2020

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2020
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Hyde Park Capital Advisors, LLC
701 North Franklin Street
2nd Floor
Tampa, FL 33602

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 2346.75

B. Less payment made with SIPC-6 filed (exclude interest) (884.25)

6/30/2020
Date Paid

C. Less prior overpayment applied SIPC 7 previously filed 12/23/2020 (1458.58)

D. Assessment balance due or (overpayment) 3.92

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3.92

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hyde Park Capital Advisors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17th day of February, 2021.

Senior Managing Partner
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ____ Received ____ Reviewed ____

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2020 and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,564,500
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-0-
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-0-
(4) Reimbursements for postage in connection with proxy solicitation	-0-
(5) Net gain from securities in investment accounts.	-0-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-0-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø	
Enter the greater of line (i) or (ii)	Ø
Total deductions	Ø
2d. SIPC Net Operating Revenues	$ 1,564,500
2e. General Assessment @ .0015	$ 2346.75

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